Attorneys & Counselors

2200 Ross Avenue		Phone: (214) 740-8000
Suite 2200	Austin • Dallas • Houston • New Orleans • Washington D.C.	Fax: (214) 740-8800
Dallas, TX 75201-6776		www.lockeliddell.com
Direct-Number: (214) 740-8580
Direct-Fax: (214) 756-8580
E-mail: tweinstein@lockeliddell.com
September 26, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Camden Property Trust
Form 10-K for the year ended December 31, 2005
Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006
File No. 001-12110
Ladies and Gentlemen:
     The following is the response of Camden Property Trust (the “Company”) to the comments contained in the Staff’s comment letter dated September 19, 2006 (the “Comment Letter”) concerning the above-referenced reports.
1.	Generally measures for same store results are not non-GAAP performance measures if the figures were calculated in accordance with GAAP. However, same store net operating income is a non-GAAP measure, as it is not calculated in accordance with GAAP. Because this measure is not determined on a basis consistent with the consolidated income statement, it is not reasonably possible to reconcile them to any GAAP performance measures reported on the income statement. You may continue to include discussions of same store revenues and expenses separately in your report, but in future filings, consider removing non-GAAP financial measures that cannot be reconciled to a comparable GAAP measure.

In future filings, the Company will remove references to same store net operating income as it is a non-GAAP financial measure that cannot be reconciled to a comparable GAAP measure.

2.	We note your disclosure that management evaluates your performance at the individual property level and that you have combined your communities meeting the aggregation criteria. We also note the allocation of resources to each community is based on net operating income. The measure of segment profit or loss under SFAS 131 is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to your segments/communities. Since you are choosing not to provide disaggregated information for each segment, it is unclear why net operating

Securities and Exchange Commission
September 26, 2006

income on consolidated basis is a useful indicator of the manner in which resources are allocated under SFAS 131. Please advise.

The Company has one reportable segment with activities related to the ownership, development, and management of multifamily communities as these communities meet the criteria as defined in SFAS 131, which permit them to be aggregated into one reportable segment. The Company’s chief operating decision makers evaluate the performance of each individual community using property specific revenues and expenses as compared to budget which was previously described as net operating income. In future filings, the Company will remove its discussion of net operating income and remove the reconciliation of non-GAAP performance measures in the notes to consolidated financial statements.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings made by the Company with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to contact the undersigned at (214) 740-8580.

Very truly yours, Toni Weinstein